Filed by Charter Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Act of 1934
Subject Company: Time Warner Cable Inc.
Commission File No. 001-33335

The following is information made available online in the Charter Resource Center on Charter’s website.

Website News

Hawaii receives application to transfer Oceanic Time Warner’s cable TV franchises to Charter Communications
Originally appeared in Pacific Business News
By: Jason Ubay
July 15, 2015

Hawaii's Department of Commerce and Consumer Affairs’ Cable Television Division said Wednesday it has received an application to approve the indirect transfer of Oceanic Time Warner Cable LLC’s six statewide cable television franchises to Charter Communications Inc., pending a merger between Charter and Oceanic’s parent company, Time Warner Cable Inc.

In May, Charter Communications (Nasdaq: CHTR) announced its plans to merge with Time Warner Cable (NYSE: TWC), which it valued at $78.7 billion.

The application requests approval of a proposed financing plan needed to complete the transaction. The transaction also involves the acquisition of Bright House Networks, LLC, which does not have operations or subsidiaries in Hawaii.

Under federal law, the DCCA’s Cable Television Division has 120 days from the filing of the application to issue a decision. If not action is taken, the application will be considered approved, unless an agreement is reached to extend the deadline.

According to its website, the Cable Television Division determines whether the issuance, renewal or transfer of a cable franchise is in the public’s best interest.

In its application, Charter and Time Warner Cable said the proposed merger will result in new jobs and investments, faster Internet at a better value, and increased innovation and faster rollout of video technology. The companies said they also committed to protecting a free and open Internet; to investing in infrastructure and customer service; and creating a broadband program for low-income consumers..

Source: Pacific Business News
Click here for more. [http://www.bizjournals.com/pacific/news/2015/07/15/hawaii-receives-application-to-transfer-oceanic.html]

Posted on July 16, 2015 in News

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State to review possible merger of cable television companies
Originally appeared in KHON2
By: Web Staff
July 15, 2015

Oceanic Cable could merge with another company.

Oceanic and Charter Communications filed paperwork with the state Wednesday to help pave the way for a possible merger.

According to both cable companies, the merger will result in new jobs and investments, faster internet speeds at better values, and increased audio-video technology for subscribers.

It’s now up to the state’s cable television division to determine if the merger is in the best interest of the public.

An earlier proposed merger between Oceanic and Comcast fell apart a couple months back.

Source: KHON2
Click here for more. [http://khon2.com/2015/07/15/state-to-review-possible-merger-of-cable-television-companies/]

Posted on July 16, 2015 in News

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Netflix endorses Charter’s plan to buy Time Warner Cable
Originally appeared in The Times Union
By: Larry Rulison
July 15, 2015

Charter Communication’s plan to purchase Time Warner Cable in a $55 billion deal got a major boost today when Netflix endorsed the merger.

Charter wants to buy Time Warner Cable, the largest cable TV and broadband Internet provider in the Capital Region.

Charter has agreed not to charge Netflix extra for its use of its broadband network to get its video streams to its customers. Netflix had previously agreed to pay Comcast and Verizon such fees, which was a reason Netflix opposed Comcast’s failed attempt to buy Time Warner Cable for $45 billion.

A company like Netflix needs a direct network connection with an Internet provider to make its video work well. Comcast and Verizon demanded money from Netflix to set up those direct connections, a practice that critics have likened to an Internet toll or a shakedown.

Observers said that Netflix cleared up dramatically on Comcast’s system after Netflix signed an agreement with the Philadelphia-based cable company.

Charter has told the FCC it plans to keep its “toll-free” policy in place through the end of 2018. The FCC has said that it would like to know details about how these agreements work since both the Internet provider such as Comcast or Charter and the video provider, such as Netflix, have made certain promises to their customers.

Source: timesunion.com
Click here for more. [http://blog.timesunion.com/business/netflix-boosts-charters-plan-to-buy-time-warner-cable/67834/]

Posted on July 16, 2015 in News

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Netflix Endorses Charter Acquisition Of Time Warner Cable
Originally appeared in Deadline Hollywood
By: David Lieberman
July 15, 2015

This could be important: A lot of Washington watchers believe that Netflix helped to sink Comcast’s effort to buy Time Warner Cable by telling federal regulators that a deal would hurt competition.

But the streaming video power sent the FCC a different message today about Charter Communication’s deal to acquire TWC and Bright House Networks. The cable company’s agreement not to charge for so-called “peering” connections until the end of 2018 “is a substantial public interest benefit” that will “help foster continued innovation across the Internet ecosystem,” Netflix Global Public Policy VP Christopher Libertelli told regulators.

The letter calls Charter’s plan “a welcome and significant departure from the efforts of some ISPs to collect access tolls on the Internet.” If the FCC makes Charter’s promise “an enforceable merger condition” then it will “ensure that consumers will receive the fast connection speeds they expect.”

Investors like the message. Charter shares are up 1.4% and TWC’s are up 1.2% following the letter.

Source: Deadline Hollywood
Click here for more. [http://deadline.com/2015/07/netflix-endorses-charter-acquisition-time-warner-cable-1201476285/]

Posted on July 16, 2015 in News

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Netflix to support Charter's bid for TWC, Bright House in exchange for free network use
Originally appeared in FierceCable
By: Daniel Frankel
July 15, 2015

Charter Communications (NASDAQ: CHTR) has gained a powerful ally in its bid to acquire both Time Warner Cable (NYSE: TWC) and Bright House Networks: In a new filing with the FCC, Netflix agreed to support Charter's purchase of TWC and Bright House in exchange for free usage of Charter's network through 2018.

In its own filing with the FCC, Charter laid out its interconnection policy. "Part of Charter's model has been to employ a settlement-free Internet interconnection policy, which has been in place for a number of years," Charter wrote. "Charter hereby commits to maintain this settlement-free policy until December 31,

2018."

Specifically, Charter said it won't charge any online video company to stream content over its network more efficiently until at least Dec. 31, 2018.

That position garnered the support of Netflix.

"Netflix's long-standing support for an open interconnection policy is designed to ensure that consumers get the online content they want at the broadband speeds they pay for. Charter's new peering policy is a welcome and significant departure from the efforts of some ISPs to collect excess tolls to the Internet," Christopher Libertelli, VP of global public policy at Netflix, wrote in the company's FCC filing. "Charter's policy will promote efficient interconnection with online content providers and with the transit and content delivery services that smaller online content providers rely on to reach their customers. Charter's endorsement of the policy as an enforceable merger condition will ensure that consumers will receive the fast connection speeds they expect."

"This new policy and the commitment to apply it across the 'New Charter' footprint is a substantial public-interest benefit and will support scaling the Internet to meet consumers' growing demand for online services and help foster continued innovation across the Internet ecosystem," Libertelli added in explaining Netflix's support for Charter's transaction.

Netflix reluctantly signed peering deals with Comcast (NASDAQ: CMCSA) and Time Warner Cable before becoming a powerful voice of dissent in during the regulatory review process of those two cable companies' failed merger.

Charter is aggressively seeking to distance itself from the net neutrality-related concerns that plagued Comcast in the run-up to its failed bid for TWC. Earlier, Charter executives said they would go above and beyond the FCC's new net neutrality requirements if their deal closes.

Source: FierceCable
Click here for more. [http://www.fiercecable.com/story/netflix-support-charters-bid-twc-bright-house-exchange-free-network-use/2015-07-15]

Posted on July 16, 2015 in News

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Netflix Backs Charter Buying Bright House, Time Warner Cable, It Tells FCC
Originally appeared in: Communications Daily
By: Staff
July 16, 2015

Netflix backs Charter Communications’ buying Bright House Networks and Time Warner Cable, the online video distributor said in an ex parte filing posted Wednesday at the FCC in docket 15-149. Charter’s settlement-free interconnection policy and plans to extend that two BHN and TWC “is a welcome and significant departure from the efforts of some ISPs to collect access tolls on the Internet,” the online video distributor said in an ex parte filing posted Wednesday in FCC docket 15-149. As long as free peering is a condition of the BHN and TWC acquisitions, Netflix said, it would support it. Charter has had a settlement-less interconnection policy for years, and plans to keep one at least through 2018, the cable company said in separate filing Wednesday. Charter submitted its recently updated interconnection policy, which indicates that applicants providing content to Charter customers can tie into its IP network, and those interconnections will be done “at no charge to either party for traffic exchange,” Charter said.

Click for more. [http://www.communicationsdaily.com/article/view?s=44537&id=471067]

Published July 16, 2015 in News

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Time Warner Cable, Inc. (“Time Warner Cable”) and Charter Communications, Inc. (“Charter”) on June 26, 2015, Charter's subsidiary, CCH I, LLC (“New Charter”), filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that included a preliminary joint proxy statement of Charter and Time Warner Cable that also constitutes a prospectus of New Charter. After the registration statement is declared effective, Charter and Time Warner Cable will mail a definitive proxy statement/prospectus to stockholders of Charter and stockholders of Time Warner Cable. This material is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Charter or Time Warner Cable may file with the SEC and send to Charter’s and/or Time Warner Cable’s stockholders in connection with the proposed transactions. INVESTORS AND SECURITY HOLDERS OF CHARTER AND TIME WARNER CABLE ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by New Charter or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov<http://www.sec.gov/>. Copies of the documents filed with the SEC by Charter will be available free of charge on Charter’s website at charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955. Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com<http://ir.timewarnercable.com/> or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Charter and Time Warner Cable and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of Charter is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 18, 2015. Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 13, 2015, as amended April 27, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on May 18, 2015 and its Current Report on Form 8-K, which was filed with the SEC on June 1, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC when they become available.